Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2011	2010	2011	2010
Average number of common shares outstanding	61,933	60,718	61,933	60,718
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	61,933	60,718	61,933	60,718

Income (loss) from continuing operations, net	$5,534	$(40,677)	$5,534	$(40,677)
Income (loss) from discontinued operations, net	(23,490)	(8,637)	(23,490)	(8,637)
Net loss	$(17,956)	$(49,314)	$(17,956)	$(49,314)

Per share data:
Income (loss) from continuing operations, net	$0.09	$(0.67)	$0.09	$(0.67)
Income (loss) from discontinued operations, net	(0.38)	(0.14)	(0.38)	(0.14)
Net loss per share	$(0.29)	$(0.81)	$(0.29)	$(0.81)

	For the six months ended June 30,
	Basic		Diluted (a)
	2011	2010	2011	2010
Average number of common shares outstanding	61,879	60,414	61,879	60,414
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	61,879	60,414	61,879	60,414

Income (loss) from continuing operations, net	$10,134	$(39,775)	$10,134	$(39,775)
Income (loss) from discontinued operations, net	(25,729)	27,204	(25,729)	27,204
Net loss	$(15,595)	$(12,571)	$(15,595)	$(12,571)

Per share data:
Income (loss) from continuing operations, net	$0.16	$(0.66)	$0.16	$(0.66)
Income (loss) from discontinued operations, net	(0.42)	0.45	(0.42)	0.45
Net loss per share	$(0.26)	$(0.21)	$(0.26)	$(0.21)

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.